Exhibit 99.2

CONFIDENTIAL

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700

Dallas, Texas  75251

February 3, 2011

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention:  Michael J. Gibbons

Ladies and Gentlemen:

In connection with the consideration of a possible negotiated buyout transaction (the “Transaction”) involving you and EXCO Resources, Inc., a Texas corporation (the “Company,” which term shall, for purposes of this letter agreement, include its subsidiaries), the Special Committee of the Board of Directors of the Company formed on November 3, 2010 (the “Special Committee”) is prepared to make available to you, on behalf of the Company, certain information concerning the Company, upon the terms and subject to the conditions set forth in this letter agreement.  As a condition to such information being furnished to you, you agree to comply with all the terms of this letter agreement.  In addition, the Special Committee, on behalf of the Company, hereby informs you that you have been deemed an “Approved Financing Source” of Douglas H. Miller (“Mr. Miller”), as such term is defined in the letter agreement (the “Miller NDA”), dated January 12, 2011, among the Special Committee, the Company and Mr. Miller.  For purposes of this agreement, “you” refers to any of (x) the recipient of this letter agreement and (y) any of the other entities listed in Annex C hereof.

1.                  Definitions.

1.1              Evaluation Material.  The term “Evaluation Material” shall mean all information, data, reports, interpretations, forecasts, business plans and records, financial or otherwise, whether written, oral, electronic, visual or otherwise, concerning or related to the Company, any of its subsidiaries or joint ventures, or any of the businesses, properties, assets, operations, products, services, liabilities, condition (financial or otherwise), employees, prospects and/or results of operations of any of the foregoing (whether prepared by the Company, any of its Representatives (as defined below) or otherwise) that previously has been or may be furnished to you or any of your Representatives by or on behalf of the Company, the Special Committee or any of their respective Representatives either directly, or indirectly by or on behalf of any Miller Party (as defined below) or through one of your Co-Investors (as defined below) (collectively, “Information”), as well as all notes, analyses, compilations, summaries, extracts, studies, interpretations or other materials prepared by you or any of your Representatives, but only to the extent that the foregoing contain, reflect or are based upon any Information (“Derivative Information”).  The term “Evaluation Material” shall also be deemed to include, without limitation, the status or terms and conditions of any discussions or negotiations taking place concerning a possible Transaction or any similar transaction.  The term “Evaluation Material”

does not include information or any portion thereof that (i) is or becomes generally available to the public (other than as a result of a disclosure by you or any of your Representatives in violation of this letter agreement or any other obligation of confidentiality to the Company), (ii) was within your possession without being subject to any contractual, legal, fiduciary or other obligation of confidentiality to the Company with respect to such Information prior to it being furnished to you by or on behalf of the Company, the Special Committee or any of their respective Representatives, or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its Representatives; provided, that such source is not actually known by you, after reasonable inquiry, to be bound by a confidentiality obligation (whether by agreement or otherwise) to the Company or any of its Representatives (including the Special Committee).

1.2              Other Definitions.  As used in this letter agreement:

(i)         The term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act;

(ii)        The term “Acquisition Transaction” shall mean (a) any merger, consolidation or other business combination, or liquidation, reorganization, or similar transaction that results in any person or group directly or indirectly owning 50% or more of the voting securities of the Company, (b) the acquisition or sale (through tender or exchange offer, issuance or otherwise) of 50% or more of the voting securities of the Company, (c) the sale, lease or other actual or effective disposition of 50% or more of the assets of the Company based on the least of the book value or fair market value of such assets or the percentage of revenues or net income generated by such assets during the 12 months ending on December 31, 2010, or (d) any combination of the foregoing, whether as a single transaction or a series of transactions;

(iv)       The term “Exchange Act” shall mean, the Securities Exchange Act of 1934, as amended, and the rules, regulations and schedules promulgated thereunder;

(iv)       The term “Fully Financed” shall mean, when used with respect to an offer, having financing for such offer (a) in an amount sufficient to pay the purchase price and any transaction fees in connection with, and to refinance any debt that is reasonably expected to become payable upon consummation of, an Acquisition Transaction that constitutes a Superior Proposal and (b) that is evidenced by executed commitment papers and/or executed definitive financing documentation from one or more bona fide financing sources with aggregate sufficient capital to provide such financing, which commitment papers and/or documentation contain terms and conditions customary for transactions of this type and size of transaction.

(v)        The term “group” shall have the meaning given to that term (or as that term is used) in Section 13(d)(3) of the Exchange Act;

(vi)       The term “Miller Party” shall mean any of (a) Mr. Miller, (b) Mr. Miller’s Representatives (solely for such purpose, as such term is defined in the Miller NDA, which for the avoidance of doubt, includes any of Mr. Miller’s Approved Financing Sources (as such term is defined in the Miller NDA)), (c) Representatives of any Approved Financing Source (as such term is defined in the Miller NDA) of Mr. Miller or (d) any director of the Company that is also personnel of an Approved Financing Source (as such term is defined in the Miller NDA) of Mr. Miller, but which shall in no event include the Company or any of its subsidiaries or joint ventures for purposes of this definition.

(vii)      The term “person” shall be broadly interpreted to include any individual, corporation, partnership, limited liability company, group or other entity; and

(viii)     The term “Representatives” shall mean, with respect to any person, such person’s affiliates (including, without limitation, subsidiaries) and joint ventures and any of the foregoing persons’ respective directors, officers, employees, agents, representatives and third party advisors (including, without limitation, financial advisors, bankers, consultants, agents, counsel and accountants); provided, however, that when used with respect to the Company, the Company’s Representatives shall not include Mr. Miller.

(ix)       The term “Superior Proposal” shall mean, when used with respect to a pending Acquisition Transaction, any Fully Financed, bona fide written offer to acquire all of the shares of common stock of the Company not already owned by the offeror (or by any other persons acting in concert with the offeror) (a) for cash at a price per share at least $1.00 higher than the price per share being offered in such pending Acquisition Transaction, (b) pursuant to a transaction that, taking into account all relevant factors, including without limitation, the source of financing, regulatory concerns and other factors, is reasonably likely to be consummated, (c) that is otherwise on customary terms and conditions and (d) that can immediately be accepted by the Special Committee (subject to any legal or other requirements binding upon, or imposed by, the Special Committee, such as the need to evaluate and approve the offer under applicable law).  For purposes of  determining whether an offer constitutes a Superior Proposal, in the event the consideration being offered in such pending Acquisition Transaction includes any publicly traded equity securities, those equity securities shall be ascribed a value equal to the volume weighted average of the closing prices of such security on the primary securities exchange on which such security is traded for the five (5) consecutive trading days ending on and including the second trading day prior to the date on which such offer is made to the Special Committee.

1.3              Special Committee Authority.  Unless otherwise expressly agreed to in writing by the Special Committee, any and all actions contemplated hereby to be taken by the Company shall be taken by the Special Committee on behalf of the Company; provided, however, that any action contemplated hereby to be taken by the Special Committee shall be taken by the Company from and after the dissolution of the Special Committee.

2.                  Evaluation Material.

2.1              Nondisclosure of Evaluation Material.  You hereby agree that you shall, and you shall cause your Representatives, to:  (i) use the Evaluation Material solely for the purpose of evaluating, negotiating, financing, consummating, and implementing a possible Transaction and your possible participation in the Transaction, (ii) keep the Evaluation Material strictly confidential in accordance with this letter agreement, and (iii) without the prior written consent of the Special Committee, not disclose any of the Evaluation Material to any person; provided, however, that you and your Representatives may disclose any of the Evaluation Material to (a) your Representatives solely for purposes of evaluating, negotiating, financing, consummating and/or implementing a possible Transaction and your possible participation in the Transaction who agree to be bound by the terms hereof to the same extent as if they were parties hereto, (b) any Miller Party and any Co-Investors, and (c) as otherwise permitted by Paragraph 2.2.

2.2              Compulsory Disclosure.  In the event that you or any of your Representatives  receives a request (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose, or is otherwise required by law, regulation, or regulatory authority or order or any rule of any securities exchange to which you or any of your Representatives is subject (“Law”) to disclose, any of the Evaluation Material, you or such Representative  shall, unless prohibited by Law, (i) provide the Company and the Special Committee with prompt written notice of such request or requirement, along with, to the extent applicable, a copy of the request and the proposed disclosure, the circumstances surrounding such request or requirement, the reason that such disclosure is required and the time and place such disclosure is expected to be made, in each case with sufficient specificity so that the Company and/or the Special Committee may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and (ii) if requested by the Company and/or the Special Committee, assist the Company and/or the Special Committee (in each case, at the Company’s sole expense) in seeking a protective order or other appropriate remedy in response to such request or requirement.  Without limiting the generality of the foregoing, you shall not, and shall cause your Representatives not to, oppose any action by the Company and/or the Special Committee to obtain such a protective order or other remedy.  Notwithstanding Paragraph 2.1, if, in the absence of a protective order or other remedy or the receipt of a waiver by the Company and the Special Committee, you are, or any of your Representatives is, nonetheless, on the advice of counsel, required by Law to disclose any Evaluation Material, you or such Representative may disclose to the applicable tribunal or other person only that portion of the Evaluation Material which such counsel advises is required by Law to be disclosed, provided that you, or, if applicable, such Representative, exercise commercially reasonable efforts to continue to preserve, and have such tribunal or other person preserve, the confidentiality of such Evaluation Material.  Notwithstanding any disclosure of Evaluation Material pursuant to this Paragraph 2.2, you and your Representatives will continue to be bound by your and their obligations of confidentiality (including, without limitation, with respect to any Evaluation Material disclosed pursuant to this Paragraph 2.2) and other obligations hereunder.  Notwithstanding the foregoing, you may make filings (and disclosures required therein) under Section 13(d) of the Exchange Act that are on the advice of counsel required to be made by you or your Representatives without complying with this Paragraph 2.2; provided, that you have provided notice of your intent to make such filing (along with a reasonable description of the material items that will be disclosed in such filing) to the Special Committee as promptly as practical and in any event at least eight (8) hours prior to the filing thereof.

2.3              Information Request Procedures; Contact.  You further agree that, without the prior written consent of the Special Committee, all communications from you or your Representatives to the Company regarding any Transaction, including, without limitation, requests for Information, will be submitted only to the Representatives of the Special Committee listed on Annex A hereto or to such other person or persons as the Special Committee may direct in writing and, unless expressly directed to the contrary by the Special Committee, not to the Company or any of its Representatives.  You agree that you will not, and you will cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, engage in any discussions with the Company or any of its suppliers, vendors, service providers, joint venture partners, consultants or lenders regarding any Transaction without the prior consent of the Special Committee.  Notwithstanding the foregoing and subject to the proviso in Paragraph 2.1(iii)(a), you shall not be prohibited from engaging in any communications with any Miller Party or any director of the Company who is also personnel of any Miller Party.

2.4              Return and Destruction of Evaluation Material.  At any time upon the request of the Special Committee for any reason, you will promptly (i) deliver to the Special Committee all Evaluation Material (other than Derivative Information) in the possession of you or any of your Representatives and (ii) at your election, deliver to the Special Committee or destroy all other Evaluation Material constituting Derivative Information in your or their possession, in each case without keeping any copies, in whole or part, in any medium whatsoever, thereof; provided, however, that (x) you and your Representatives shall be entitled to retain Evaluation Material as required by Law or internal document retention policies solely for such purposes (and not for the purposes provided for in Paragraph 2.1), and (y) neither you nor your Representatives shall be required to expunge Evaluation Material from automatic computer archiving conducted as part of established record retention policies (provided that the foregoing shall not be deemed to permit the accessing, retrieval or use thereof).  In the event of such a request, you shall deliver to the Special Committee a certificate stating that you have complied with all of the requirements of this Paragraph 2.4.  Notwithstanding the return or the destruction of the Evaluation Material or the termination of discussions regarding the Transaction, you and your Representatives will continue to be bound by your and their respective obligations of confidentiality (including, without limitation, with respect to any Evaluation Material destroyed or not returned, or not returned or expunged based on the exceptions provided, pursuant to this Paragraph 2.4) and other obligations hereunder.

2.5              Accuracy of Evaluation Material.  You understand and agree that none of the Company, the Special Committee or any of their respective Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material.  You agree that none of the Company, the Special Committee or any of their respective Representatives shall have any liability to you or any of your Representatives relating to or resulting from the use of the Evaluation Material, including, without limitation, for any conclusions that you or any of your Representatives derive from the Evaluation Material.  Only those representations or warranties that are made in a final definitive agreement providing for the Transaction, when, as and if executed and delivered by the parties, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

2.6              Privileges.  The Company does not intend to waive, or to cause any of its Representatives to waive, the attorney-client, attorney work product or other applicable privilege of the Company or any of its subsidiaries or joint ventures (“Privilege”) by providing any Evaluation Material subject to a Privilege, and any production by the Company or any of its Representatives of such Evaluation Material shall be inadvertent.  Accordingly, you agree that a production to you or any of your Representatives by the Company or any of its Representatives of Evaluation Materials protected by a Privilege shall not constitute a waiver of any such Privilege by any person, and you agree that, upon request by the Company or any of its

Representatives, you will, and you will cause your Representatives to, immediately return and/or destroy such inadvertently produced Evaluation Materials.

2.7              Ownership of Evaluation Material.  Nothing herein, nor any disclosure contemplated hereby, shall be deemed to transfer to you or any other person any interest in, or confer in you or any other person any right (including, without limitation, intellectual property right) over, the Evaluation Material whatsoever beyond those interests and rights expressly provided for in this letter agreement.

3.                  Non-Solicitation; Non-Hire.

In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of one (1) year from the date hereof, you will not, and will cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, directly or indirectly, without obtaining the prior written consent of the Company and the Special Committee, solicit for employment or employ (x) any of the officers or senior employees of any of the Company, TGGT Holdings, LLC, EXCO Services, Inc. or EXCO Resources (PA), LLC, or (y) any individual with whom you had contact, who became known to you in connection with your consideration of the Transaction and whose annual compensation exceeds $150,000 per annum, other than, in each case, officers or employees who have ceased to be such prior to your solicitation or employment of them; provided, however, that the foregoing shall not restrict your ability to conduct generalized searches for officers or employees by use of advertisements in periodicals of general circulation or general solicitations through recruiting agencies, in each case not directed at such officers or employees.

4.                  Standstill and Related Provisions.

4.1              Standstill Provisions.  In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of fifteen (15) months from the date hereof (the “Restricted Period”), unless expressly permitted or authorized hereby or in writing by the Special Committee (if it exists) or the Board of Directors of the Company (if the Special Committee is no longer in existence) to do so, you will not, and you will cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, directly or indirectly, acting alone or as part of a group: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any (a) voting or other equity securities or direct or indirect rights to acquire any voting or other equity securities of the Company or any of its subsidiaries or joint ventures, or (b) any other securities, rights or interests, including without limitation, options, swaps, derivatives or convertible or other similar instruments, whether real or synthetic, which give you the right to vote or to direct the voting of any voting or equity securities of the Company or any of its subsidiaries or joint ventures; (ii) enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, directly or indirectly, any Acquisition Transaction; (iii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company in connection with or related in any way to an Acquisition Transaction; (iv) form, join or in any way participate in a group with respect to any voting or other equity securities of the Company or any of its subsidiaries or joint ventures (other than a Permitted Group (as defined below)); (v) seek or propose, alone or in concert with others, to influence or control the management or policies of the Company or any of its subsidiaries or joint ventures in connection with or related in any way to an Acquisition Transaction; (vi) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person (other than the Miller Parties to the extent permitted hereby) with respect to any of the foregoing activities or propose any of such activities to any other person (other than the Miller Parties to the extent permitted hereby); (vii) advise, assist, encourage, or act as a financing source for or otherwise invest in any other person who may serve as a financing source in connection with any of the foregoing activities (other than the Miller Parties); (viii) disclose (except to the extent permitted hereby, to the Company, the Special Committee or their respective Representatives, or the Miller Parties) any intention, plan or arrangement inconsistent with any of the foregoing; (ix) request that the Company, the Special Committee or their respective Representatives, directly or indirectly (a) amend or waive any provision of this Paragraph 4.1 (including this clause (ix)), except that, subject to clause (x) hereof, you (or your Representatives on your behalf) may make confidential requests for amendments or waivers of any provision of this Paragraph 4.1, such requests to be addressed to the Special Committee (if you are aware that it continues to exist) or, if you are not aware of the continued existence of the Special Committee, the Board of Directors of the Company, or (b) otherwise consent to any action inconsistent with any provision of this Paragraph 4.1 (including this clause (ix)); (x) take any action that might require the Company, the Special Committee or any of their respective Representatives to make a public announcement regarding any of the activities referred to in clauses (i)-(ix) of this Paragraph 4.1 (other than disclosures expressly permitted by this letter agreement); or (xi) agree to take any of the foregoing actions; provided, however, that the foregoing shall not restrict your and your Representatives’ ability to (a) as long as you have complied and continue to comply with the second sentence of Paragraph 4.3 (which shall not be limited by this clause (a)), submit to the Special Committee (if you are aware that it continues to exist) or, if you are not aware of the continued existence of the Special Committee, to the Board of Directors of the Company, one or more confidential proposals regarding a Transaction, (b) have discussions with and among your Representatives or the Miller Parties with respect to a proposal for a Transaction, including, to the extent permitted by Paragraph 4.3, to form or join a group that is a Permitted Group or (c) finance or agree to finance a proposal that Mr. Miller is permitted to make pursuant to the Miller NDA.  For the avoidance of doubt, nothing in this letter agreement shall restrict your or your Representatives’ ability to (1) sell or transfer (in whole or in part) or vote any securities of the Company in your sole and absolute discretion or (2) file or amend any Schedule 13D as legally required (it being understood, however, that this clause (2) shall not be construed to permit you to take actions otherwise prohibited by this letter agreement).  This letter agreement shall constitute a “standstill agreement” for purposes of the definition of “Acquiring Person” as defined in the Rights Agreement, dated as of January 12, 2011, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

4.2              Prohibition on Voting Restrictions.  During the Restricted Period, you shall not, and you shall cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any current or future shareholder of the Company or other person that has the right to vote or direct the voting of voting securities of the Company that is intended or could reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such person to (i) vote any voting securities of the Company beneficially owned by such person (or with respect to which such person otherwise has the right to vote or to the direct the voting of such voting securities) in favor of, or (ii) tender any such voting or equity securities of the Company into any offer made in connection with any transaction involving the Company.

4.3              Ownership of Securities; Group Formation; Permitted Groups.  You acknowledge that, as of the date hereof, you and your subsidiaries and affiliates are, individually and collectively, the beneficial owner (within the meaning ascribed to such term in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company common stock as set forth on Annex B hereto.  You shall not, without the prior written consent of the Special Committee, join or form a group with any person other than one or more Miller Parties, provided, that, any affiliate of yours shall be permitted to join a group of which you are a member at the time, so long as the addition of such affiliate to such group does not increase the group’s aggregate beneficial ownership of the Company’s common stock.  Any group permitted to be formed pursuant to the immediately preceding sentence or with the prior written consent of the Special Committee shall be referred to as a “Permitted Group.”

4.4              Termination of Standstill and Related Provisions.  Notwithstanding the foregoing, if (i) the Company enters into a definitive agreement with any person (other than you, any of your affiliates or any other person who is a participant in a Permitted Group of which you are also a participant) that provides for an Acquisition Transaction that is approved, and recommended to the Company’s shareholders, by the Special Committee, and (ii) thereafter you (or any person that is part of a Permitted Group of which you are a member) make a Superior Proposal, the effectiveness of Paragraphs 4.1 and 4.2 and the second sentence of Paragraph 4.3 shall terminate and the provisions of those paragraphs and sentence shall have no further force and effect.

5.         Certain Additional Restrictions.

5.1       Financing Arrangements.  You agree that without the prior written consent of the Special Committee, you shall not, and you shall cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, directly or indirectly, enter into any agreements, arrangements or understandings, whether written or oral, with any person that provides or contemplates that such person shall, or reasonably could be expected to, directly or indirectly, provide equity or debt financing for, or otherwise serve as a principal party or investor in, any Transaction except for agreements, arrangements or understandings you may enter into in the future with any Miller Parties and any Co-Investors (but in any event subject to the other limitations set forth in this letter agreement, including Paragraph 5.2).  You represent and warrant to the Company and the Special Committee that neither you nor any of your Representatives that are acting on your behalf or at your direction have entered into any such agreement, arrangement or any understanding other than those that have been disclosed in writing to the Special Committee as of the date hereof.  “Co-Investors” shall mean any person (including, as applicable, a limited partner of any of the entities listed on Annex C as a co-investor) approved by the Special Committee as a financing source to you, provided that such approval shall not be unreasonably withheld, conditioned or delayed, and such Co-Investor shall have entered into a confidentiality agreement substantially in the form of Annex C to the Miller

NDA or otherwise containing terms and conditions reasonably acceptable to the Special Committee.  Any such Co-Investor shall be considered your Representative solely for purposes of Paragraphs 1.1, 2.3 (first sentence), 2.5, 2.6 (other than the last usage of such term), 6.1 (first sentence), 6.3 and 6.4 hereunder, unless and to the extent expressly provided otherwise in such approval or confidentiality agreement.  Any action permitted to be taken in Paragraph 4.1 hereunder by you or your Representatives with respect to Mr. Miller or any of the Miller Parties shall also be permitted to be taken with respect to the Co-Investors.

5.2              Prohibition on Exclusive Arrangements.  You shall not, and you shall cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) not to, enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any person that is intended or could otherwise reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such person to provide financing to any other person in connection with any transaction involving the Company; provided, however, that nothing in this sentence shall prohibit you from limiting, restricting, restraining or impairing any Co-Investor that the Special Committee has approved pursuant to the last sentence of Paragraph 5.1 (other than an Approved Financing Source (as such term is defined in the Miller NDA) of Mr. Miller) that is providing equity financing to you from providing equity financing to any other person.  You represent and warrant to the Company and the Special Committee that neither you nor any of your Representatives that are acting on your behalf or at your direction (other than third party advisors not taking action on your behalf or at your direction) have entered into any such agreement, arrangement or any understanding as of the date hereof.

6.                  Miscellaneous.

6.1              Compliance with Securities Laws.  You understand and agree that you are aware, and that you will advise your Representatives, that the federal and state securities laws prohibit any person who has material, non-public information about a company from purchasing or selling securities of such a company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell those securities.  You will, and will cause your Representatives (other than third party advisors not taking action on your behalf or at your direction) to, comply with federal and state securities laws in connection with the receipt of Evaluation Material contemplated hereby.

6.2              Breach.  You shall be responsible for any breach of this letter agreement by you or any of your Representatives of the terms specifically applicable to Representatives, and you agree, at your sole expense, to take all reasonable measures to avoid any prohibited or unauthorized disclosure or use of the Evaluation Material or other breach of this letter agreement by any of your Representatives of the terms specifically applicable to Representatives.  The foregoing obligation shall not limit the remedies available to the Company (including, without limitation, the Special Committee) for any such breach of this letter agreement.

6.3              Process.  You agree that unless and until a final definitive written agreement providing for a Transaction has been executed and delivered by the Company and you, none of the Company, the Special Committee or any of their respective Representatives will be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of this letter agreement.  You further acknowledge and agree that the Special Committee reserves the right to both reject any and all proposals made by you or your Representatives with regard to a Transaction and/or to terminate discussions and negotiations with you or any of your Representatives at any time for any reason or no reason.  The Special Committee retains the right to determine what Information it will make available to you or any of your Representatives.  You also understand and agree that this letter agreement does not limit the Company, the Special Committee or any of their respective Representatives from entering into negotiations and discussions with other parties for a possible transaction in lieu of the Transaction with you and entering into a definitive agreement with respect thereto without prior notice to you or any of your Representatives.  You also understand and agree that this letter agreement does not limit the Company, the Special Committee or any of their respective Representatives from changing in any way the Company’s or the Special Committee’s process for considering the Transaction or any transaction in lieu of the Transaction without prior notice to you or any of your Representatives.

6.4              Notices.  All notices, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally or telecopied with confirmation of receipt, or by next-day courier to you, the Company or the Special Committee, as applicable, at the following address (or at such other address as shall be specified by a person by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):  if to you, to the address set forth on the first page of this letter agreement or the facsimile number(s) set forth on your signature page hereto; if to the Company or to the Special Committee, to such person c/o Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, attention:  Thomas W. Christopher and William B. Sorabella or facsimile (212) 446-6460 to the same attention parties.  Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

6.5              Modification and Waiver.  This letter agreement may be modified or waived only by a separate writing by the Company, the Special Committee and you expressly so modifying or waiving this letter agreement.  It is understood and agreed that no failure or delay by the Company or the Special Committee in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

6.6              Severability.  The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement.  In the event that any of the provisions of this letter agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be deemed limited or eliminated only to the minimum extent necessary so that this letter agreement shall otherwise remain in full force and effect.

6.7              Entire Agreement.  This letter agreement, together with the other instruments and agreements referenced herein, contains the entire agreement between the Company, the Special Committee and you concerning the subject matter hereof.  This letter agreement and such instruments and agreements shall be in addition to, and shall not limit the effectiveness of any other previous agreement, whether written or oral, that may relate to the subject matter hereof, including, without limitation, any agreements entered into, or policies to which you are subject, as an officer of the Company.

6.8              Remedies.  It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives  and, in addition to all other remedies that the Company, the Special Committee or any of their respective Representatives may have at law or in equity, the Company, the Special Committee and any of their respective Representatives shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach and you hereby waive any requirement for the securing or posting of any bond in connection with such remedy.

6.9              Governing Law; Venue.  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law provisions thereof.  The parties hereto hereby irrevocably and unconditionally consent to the sole and exclusive jurisdiction of, and waive any objection to the laying of venue in, the federal and state courts sitting in the Borough of Manhattan in the City of New York (collectively, the “New York Courts”) for any action, suit or proceeding arising out of or relating to this letter agreement, and agree not to commence any action, suit or proceeding related thereto except in a New York Court.  Each of the parties hereto further agrees that service of any process, summons, notice or document by registered mail to its address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any New York Court.

6.10          Assignment; Binding Effect.  Without the prior consent of the other party, neither party may assign its rights or obligations (in the case of the Company, other than by operation of law) under this letter agreement to any person.  This letter agreement shall be binding upon you and your respective successors and permitted assigns and shall inure to the benefit of, and be enforceable by, the Company and its respective successors and permitted assigns.

6.11     Expenses.  All costs and expenses incurred in connection with this letter agreement and the consideration by the parties of the Transaction, including, without limitation, all fees of law firms, commercial banks, investment banks, accountants, public relations firms, experts and consultants, shall be paid by the party incurring such cost or expense.

6.12          Headings.  Headings included in this letter agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect.

6.13          Counterparts; Signatures.  This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  This letter agreement or any counterpart may be executed and delivered by facsimile or electronic transmission copies, each of which shall be deemed to be an original.

6.14          Term.  Except as otherwise specifically provided herein, this letter agreement shall terminate and be of no further force and effect as of the date that is fifteen (15) months following the date hereof; provided, however, that such termination shall not relieve you from your responsibilities in respect of any breach of this letter agreement prior to such termination.

6.15          Excluded Parties.  Notwithstanding anything in this letter agreement to the contrary, nothing in this letter agreement will apply to or restrict (a) any portfolio company of yours, (b) Invesco Ltd. or any of its affiliates (including any investment account or investment fund managed by Invesco Ltd. or any of its affiliates but excluding, for purposes of this clause (b), W.L. Ross & Co. LLC and any investment fund managed by it or its controlled affiliates) (collectively, the “Excluded Parties”), but only to the extent that such Excluded Parties have not been provided with any Evaluation Material by you or on your behalf and are not taking action in connection with the Transaction on your behalf or at your direction in any way related to the Company.

(Signature page follows)

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF
EXCO RESOURCES, INC.

By:        /s/ Vincent J. Cebula

Name:  Vincent J. Cebula

Title:     Chairman

EXCO RESOURCES, INC.

By:        /s/ William L. Boeing

Name:  William L. Boeing

Title:     Vice President and General Counsel

Accepted and agreed as of the date first written above:

WL ROSS & CO. LLC

(for itself and each other party listed in Annex C)

By:        /s/ David H. Storper

Name:  David H. Storper

Title:    Senior Managing Director

Facsimile: 212.317.4892